EXHIBIT 16.2


                 Resignation of Moore Stephens Ellis Foster LTD.




May 18, 2004

Ernest Cheung, Secretary
Longbow Mining, Inc.
127 West Davis Street
Culpeper, VA  22701

Dear Mr. Cheung:

We are advising you as follows:

1. Moore Stephens Ellis Foster LTD. was dismissed as auditor effective May 7, 2004, at the request of Longbow Mining, Inc.

2. In connection with the audit of the two most recent fiscal years, no disagreement(s) exist with any former accountant on any matter of accounting, principles, or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

I trust this letter will fulfill your requirements.

Sincerely,


/s/ Moore Stephens Ellis Foster LTD.
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Moore Stephens Ellis Foster LTD.